                                                      Diversified
                                                      Futures
                                                      Fund III

                    Independent Auditors' Report

                    Final Report 2008
                    Financial Statements
                    As of November 30, 2008 (Liquidation of the
                    Partnership) and December 31, 2007, and for the
                    Period from January 1, 2008 to November 30,
                    2008 (Liquidation of the Partnership) and for the
                    Years Ended December 31, 2007, 2006, and
                    2005

[LOGO]

DEMETER MANAGEMENT CORPORATION

522 Fifth Avenue, 13th Floor
New York, NY 10036
Telephone (212) 296-1999

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.
FINAL REPORT
2008

Dear Limited Partner:

  This marks the nineteenth and final annual report for Morgan Stanley Diversified Futures Fund III L.P. (the "Fund"). The Fund began the year trading at a Net Asset Value per Unit of $1,503.20 and returned 42.4% to $2,140.57 on November 30, 2008 (before liquidation). Since its inception in November 1990, the Fund has returned 114.1% (a compound annualized return of 4.3%). The Fund commenced termination of its trading on October 31, 2008. Demeter Management Corporation withdrew as the general partner of the Fund effective November 30, 2008, and thereafter commenced liquidation of the Fund in accordance with its Limited Partnership Agreement.

  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 522 Fifth Avenue, 13th Floor, New York, NY 10036, or your Morgan Stanley Financial Advisor.

  I hereby affirm that, to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.

Sincerely,

/s/ Walter Davis
Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation,
General Partner of
Morgan Stanley Diversified Futures Fund III L.P.

 Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for additional information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.

 This report is based on information from multiple sources and Morgan Stanley makes no representation as to the accuracy or completeness of information from sources outside of Morgan Stanley.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Limited Partners and the General Partner of
Morgan Stanley Diversified Futures Fund III L.P.:

  We have audited the accompanying statements of financial condition of Morgan Stanley Diversified Futures Fund III L.P. (the "Partnership") as of
November 30, 2008 and December 31, 2007, including the schedules of investments as of November 30, 2008 (liquidation of the Partnership) and December 31, 2007, and the related statements of operations, changes in partners' capital, and cash flows for the period from January 1, 2008 to November 30, 2008 (liquidation of the Partnership), and the years ended December 31, 2007, 2006, and 2005. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Morgan Stanley Diversified Futures Fund III L.P. as of November 30, 2008 (liquidation of the Partnership) and December 31, 2007, and the results of its operations, changes in partners' capital, and its cash flows for the period from January 1, 2008 to November 30, 2008 (liquidation of the Partnership) and the years ended December 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

  As discussed in Note 1, the Partnership commenced termination of trading on October 31, 2008. Demeter Management Corporation withdrew as general partner of the Partnership on November 30, 2008, and commenced liquidation of the Partnership in accordance with the Partnership's Limited Partnership Agreement.

/s/ Deloitte & Touche LLP

New York, New York
February 23, 2009

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

STATEMENTS OF FINANCIAL CONDITION


                                                                      NOVEMBER 30,   DECEMBER 31,
                                                                          2008           2007
                                                                      ------------   ------------
                                                                    (LIQUIDATION OF
                                                                    THE PARTNERSHIP)
                                                                           $              $
                                            ASSETS
Trading Equity:
  Unrestricted cash                                                     10,330,615     12,738,549
  Restricted cash                                                          --           1,206,610
                                                                      ------------   ------------
    Total cash                                                          10,330,615     13,945,159
                                                                      ------------   ------------
  Net unrealized gain on open contracts (MS&Co.)                           930,211        115,371
  Net unrealized gain on open contracts (MSIP)                             --               3,696
                                                                      ------------   ------------
    Total net unrealized gain on open contracts                            930,211        119,067
  Options purchased (proceeds paid $0 and $912,005, respectively)          --             712,956
                                                                      ------------   ------------
    Total Trading Equity                                                11,260,826     14,777,182
Interest receivable (MS&Co.)                                                 3,013         29,371
                                                                      ------------   ------------
    Total Assets                                                        11,263,839     14,806,553
                                                                      ============   ============

                               LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Distributions payable                                                   10,881,319        --
Accrued incentive fee                                                      346,557        --
Administrative expenses payable                                             35,963         86,719
Options written (premiums received $0 and $892,922, respectively)          --             712,956
Redemptions payable                                                        --             257,379
Accrued management fees                                                    --              17,469
                                                                      ------------   ------------
    Total Liabilities                                                   11,263,839      1,074,523
                                                                      ------------   ------------

PARTNERS' CAPITAL

Limited Partners (0 and 9,015.012 Units, respectively)                     --          13,551,395
General Partner (0 and 120.167 Units, respectively)                        --             180,635
                                                                      ------------   ------------
    Total Partners' Capital                                                --          13,732,030
                                                                      ------------   ------------
    Total Liabilities and Partners' Capital                             11,263,839     14,806,553
                                                                      ============   ============

NET ASSET VALUE PER UNIT                                                   --            1,503.20
                                                                      ============   ============

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

STATEMENTS OF OPERATIONS

                                     FOR THE PERIOD FROM
                                     JANUARY 1, 2008 TO          FOR THE YEARS ENDED
                                      NOVEMBER 30, 2008             DECEMBER 31,
                                       (LIQUIDATION OF   ----------------------------------
                                      THE PARTNERSHIP)      2007        2006        2005
                                     ------------------- ----------  ----------  ----------
                                              $               $           $           $
INVESTMENT INCOME
  Interest income (MS&Co.)                  167,213         629,288     842,387     697,298
                                          ---------      ----------  ----------  ----------

EXPENSES
  Incentive fees                            346,557         190,517      37,802      --
  Brokerage commissions (MS&Co.)            296,597         933,392     833,925   1,334,953
  Management fees                           167,461         261,717     389,850     829,323
  Administrative expenses                    72,427         105,000     118,000     113,000
  Transaction fees and costs                 16,065          26,240      49,960      73,266
                                          ---------      ----------  ----------  ----------
   Total Expenses                           899,107       1,516,866   1,429,537   2,350,542
                                          ---------      ----------  ----------  ----------

NET INVESTMENT LOSS                        (731,894)       (887,578)   (587,150) (1,653,244)
                                          ---------      ----------  ----------  ----------

TRADING RESULTS
Trading profit (loss):
  Realized                                4,306,937      (1,602,441)  3,789,214  (4,945,888)
  Net change in unrealized                  830,227          (9,992) (2,056,699) (1,079,108)
                                          ---------      ----------  ----------  ----------
                                          5,137,164      (1,612,433)  1,732,515  (6,024,996)
Proceeds from Litigation Settlement           --             --          --          19,569
                                          ---------      ----------  ----------  ----------
   Total Trading Results                  5,137,164      (1,612,433)  1,732,515  (6,005,427)
                                          ---------      ----------  ----------  ----------

NET INCOME (LOSS)                         4,405,270      (2,500,011)  1,145,365  (7,658,671)
                                          =========      ==========  ==========  ==========

NET INCOME (LOSS) ALLOCATION:
Limited Partners                          4,328,669      (2,469,636)  1,130,059  (7,564,423)
General Partner                              76,601         (30,375)     15,306     (94,248)

NET INCOME (LOSS) PER UNIT:
Limited Partners                             637.37         (252.77)      82.99     (469.80)
General Partner                              637.37         (252.77)      82.99     (469.80)

                                            UNITS           UNITS       UNITS       UNITS
                                     ------------------- ----------  ----------  ----------
WEIGHTED AVERAGE NUMBER
 OF UNITS OUTSTANDING                     7,513.834      10,181.027  12,273.174  15,374.378

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE PERIOD FROM JANUARY 1, 2008 TO NOVEMBER 30, 2008 (LIQUIDATION OF THE PARTNERSHIP) AND FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

                                       UNITS OF
                                      PARTNERSHIP   LIMITED     GENERAL
                                       INTEREST     PARTNERS    PARTNER     TOTAL
                                      ----------- -----------  --------  -----------
                                                       $           $          $
Partners' Capital, December 31, 2004  16,785.655   35,521,922   446,056   35,967,978
Net loss                                  --       (7,564,423)  (94,248)  (7,658,671)
Redemptions                           (3,137.702)  (5,372,695) (103,928)  (5,476,623)
                                      ----------  -----------  --------  -----------
Partners' Capital, December 31, 2005  13,647.953   22,584,804   247,880   22,832,684
Net income                                --        1,130,059    15,306    1,145,365
Redemptions                           (2,535.701)  (4,413,084)  (52,176)  (4,465,260)
                                      ----------  -----------  --------  -----------
Partners' Capital, December 31, 2006  11,112.252   19,301,779   211,010   19,512,789
Net loss                                  --       (2,469,636)  (30,375)  (2,500,011)
Redemptions                           (1,977.073)  (3,280,748)    --      (3,280,748)
                                      ----------  -----------  --------  -----------
Partners' Capital, December 31, 2007   9,135.179   13,551,395   180,635   13,732,030
Net income                                --        4,328,669    76,601    4,405,270
Redemptions                           (4,051.813)  (7,228,143)  (27,838)  (7,255,981)
Distributions                         (5,083.366) (10,651,921) (229,398) (10,881,319)
                                      ----------  -----------  --------  -----------
Partners' Capital, November 30, 2008      --           --         --          --
                                      ==========  ===========  ========  ===========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

STATEMENTS OF CASH FLOWS

                                          FOR THE PERIOD FROM
                                          JANUARY 1, 2008 TO          FOR THE YEARS ENDED
                                           NOVEMBER 30, 2008              DECEMBER 31,
                                            (LIQUIDATION OF   -----------------------------------
                                           THE PARTNERSHIP)      2007        2006         2005
                                          ------------------- ----------  ----------  -----------
                                                   $              $           $            $
CASH FLOWS FROM
 OPERATING ACTIVITIES
Net income (loss)                              4,405,270      (2,500,011)  1,145,365   (7,658,671)
Noncash item included in net income
 (loss):
  Net change in unrealized                      (830,227)          9,992   2,056,699    1,079,108
(Increase) decrease in operating assets:
  Restricted cash                              1,206,610        (219,424)    922,009    1,802,059
  Proceeds paid for options purchased            912,005        (912,005)     --           --
  Interest receivable (MS&Co.)                    26,358          37,153      (4,043)     (10,557)
Increase (decrease) in operating
 liabilities:
  Accrued incentive fees                         346,557         (37,221)     37,221       --
  Administrative expenses payable                (17,469)         (1,949)    (12,312)      (5,770)
  Premiums received for options
   written                                      (892,922)        892,922      --           --
  Accrued management fees                        (50,756)         (7,420)    (34,139)     (32,719)
                                              ----------      ----------  ----------  -----------
Net cash provided by (used for)
 operating activities                          5,105,426      (2,737,963)  4,110,800   (4,826,550)
                                              ----------      ----------  ----------  -----------

CASH FLOWS FROM
 FINANCING ACTIVITIES
Cash paid for redemptions or
 distributions of Units                       (7,513,360)     (3,223,850) (4,775,371)  (5,280,770)
                                              ----------      ----------  ----------  -----------
Net cash used for financing activities        (7,513,360)     (3,223,850) (4,775,371)  (5,280,770)
                                              ----------      ----------  ----------  -----------

Net decrease in unrestricted cash             (2,407,934)     (5,961,813)   (664,571) (10,107,320)

Unrestricted cash at beginning of
 period                                       12,738,549      18,700,362  19,364,933   29,472,253
                                              ----------      ----------  ----------  -----------

Unrestricted cash at end of period            10,330,615      12,738,549  18,700,362   19,364,933
                                              ==========      ==========  ==========  ===========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

CONDENSED SCHEDULES OF INVESTMENTS

NOVEMBER 30, 2008 (LIQUIDATION OF THE PARTNERSHIP) AND DECEMBER 31, 2007

                                                        LONG UNREALIZED  PERCENTAGE   SHORT UNREALIZED  PERCENTAGE
FUTURES AND FORWARD CONTRACTS                             GAIN/(LOSS)   OF NET ASSETS   GAIN/(LOSS)    OF NET ASSETS
-----------------------------                           --------------- ------------- ---------------- -------------
NOVEMBER 30, 2008, PARTNERSHIP NET ASSETS: $0                  $              %              $               %
       Foreign currency                                     658,589           --           271,622           --
                                                            ======                        ========
       Unrealized Currency Gain (Loss)

         Total Net Unrealized Gain


DECEMBER 31, 2007, PARTNERSHIP NET ASSETS: $13,732,030
       Commodity                                             (1,488)        (0.01)         166,480          1.21
       Equity                                                 --              --            43,628          0.32
       Foreign currency                                      52,791          0.39         (128,130)        (0.93)
       Interest rate                                         (4,927)        (0.04)          23,387          0.17
                                                             ------         -----         --------         -----
         Grand Total:                                        46,376          0.34          105,365          0.77
                                                             ====           =====         ========         =====
         Unrealized Currency Loss

         Total Net Unrealized Gain


                                                                         PERCENTAGE
                                                          FAIR VALUE    OF NET ASSETS
                                                        --------------- -------------
                                                               $              %
       Options purchased on Futures Contracts                 --              --
       Options purchased on Forward Contracts               712,956          5.19
       Options written on Futures Contracts                   --              --
       Options written on Forward Contracts                (712,956)        (5.19)

                                                        NET UNREALIZED
FUTURES AND FORWARD CONTRACTS                            GAIN/(LOSS)
-----------------------------                           --------------
NOVEMBER 30, 2008, PARTNERSHIP NET ASSETS: $0                 $
       Foreign currency                                    930,211

       Unrealized Currency Gain (Loss)                        --
                                                           -------
         Total Net Unrealized Gain                         930,211
                                                           =======

DECEMBER 31, 2007, PARTNERSHIP NET ASSETS: $13,732,030
       Commodity                                           164,992
       Equity                                               43,628
       Foreign currency                                    (75,339)
       Interest rate                                        18,460
                                                           -------
         Grand Total:                                      151,741

         Unrealized Currency Loss                          (32,674)
                                                           -------
         Total Net Unrealized Gain                         119,067
                                                           =======





       Options purchased on Futures Contracts
       Options purchased on Forward Contracts
       Options written on Futures Contracts
       Options written on Forward Contracts

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION. Morgan Stanley Diversified Futures Fund III L.P. (the "Partnership") is a limited partnership organized to engage primarily in the speculative trading of futures contracts, options on futures and forward contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").

  The Partnership commenced termination of trading on October 31, 2008. Demeter Management Corporation ("Demeter"), the general partner of the Partnership, withdrew from the Partnership effective November 30, 2008, and commenced dissolution of the Partnership in accordance with the Partnership's Limited Partnership Agreement. Dissolution is anticipated to be completed in the first quarter of 2009.

  Effective November 1, 2008, the Management Agreement among the Partnership, Demeter, and Hyman Beck & Company, Inc. ("Hyman Beck") has been terminated.

  The Partnership bought and wrote put and call options through listed exchanges and the over-the-counter market. The buyer of an option has the right to purchase (in the case of a call option) or sell (in the case of a put option) a specified quantity of a specific Futures Interest or underlying asset at a specified price prior to or on a specified expiration date. The writer of an option is exposed to the risk of loss if the market price of the underlying asset declines (in the case of a put option) or increases (in the case of a call option). The writer of an option can never profit by more than the premium paid by the buyer but can lose an unlimited amount.

  Premiums received/proceeds paid from writing/purchasing options were recorded as liabilities/assets on the Statements of Financial Condition and were subsequently adjusted to fair values. The difference between the fair value of the options and the premiums received/proceeds paid was treated as an unrealized gain or loss.

  The Partnership's general partner was Demeter. The commodity brokers were Morgan Stanley & Co. Incorporated ("MS&Co.") and Morgan Stanley & Co. International plc ("MSIP"). MS&Co. acted as the counterparty on all trading of foreign currency forward contracts. Morgan Stanley Capital Group Inc. ("MSCG") acted as the counterparty on all trading of options on foreign currency forward contracts. MSIP served as the commodity broker for trades on the London Metal Exchange. Demeter, MS&Co., MSIP, and MSCG are wholly-owned subsidiaries of Morgan Stanley.

  On April 1, 2007, Morgan Stanley merged Morgan Stanley DW Inc. ("Morgan Stanley DW") into MS&Co. Upon completion of the merger, the surviving entity, MS&Co., became the Partnership's principal U.S. commodity broker-dealer.

  Demeter was required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) were shared by Demeter and the limited partners based upon their proportional ownership interests.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

NOTES TO FINANCIAL STATEMENTS
(continued)



USE OF ESTIMATES. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They were valued at fair value on a daily basis and the resulting net change in unrealized gains and losses was reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, MS&Co. paid the Partnership interest income on 80% of its average daily Net Assets for the month at a rate equal to the monthly average yield on 13-week U.S. Treasury bills. For the period from September 15, 2006, to November 1, 2006, Morgan Stanley DW paid the Partnership interest income on 100% of its average Net Assets for the month at a rate equal to the average yield on 13-week U.S. Treasury bills. Effective November 1, 2006, Morgan Stanley DW resumed paying the Partnership interest income on 80% of its daily Net Assets for the month at a rate equal to the average yield on 13-week U.S. Treasury bills. For purposes of such interest payments, Net Assets did not include monies owed to the Partnership on Futures Interests.

  The Partnership's functional currency was the U.S. dollar; however, the Partnership could have transacted business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar were translated into U.S. dollars at the rates in effect at the date of the Statements of Financial Condition. Income and expense items denominated in currencies other than the U.S. dollar were translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars were reported in income currently.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") was computed using the weighted average number of Units outstanding during the period.

TRADING EQUITY. The Partnership's asset "Trading Equity," reflected on the Statements of Financial Condition, consists of (A) cash on deposit with MS&Co. and MSIP to be used as margin for trading; (B) net unrealized gains or losses on futures and forward contracts, which were valued at fair value and calculated as the difference between original contract value and fair value; and, if any, (C) options purchased at fair value. Options written at fair value were recorded in Liabilities.

  The Partnership, in the normal course of business, entered into various contracts with MS&Co. and MSIP acting as its commodity brokers. Pursuant to brokerage agreements with MS&Co. and MSIP, to the extent that such trading resulted in unrealized gains or losses, these amounts were offset and reported on a net basis on the Partnership's Statements of Financial Condition.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

NOTES TO FINANCIAL STATEMENTS
(continued)



  The Partnership has offset the fair value amounts recognized for forward contracts executed with the same counterparty as allowable under the terms of its master netting agreement with MS&Co., as the counterparty on such contracts. The Partnership has consistently applied its right to offset.

RESTRICTED AND UNRESTRICTED CASH. As reflected on the Partnership's Statements of Financial Condition, restricted cash equaled the cash portion of assets on deposit to meet margin requirements plus the cash required to offset unrealized losses on foreign currency forwards and options and offset losses on offset London Metal Exchange positions. All of these amounts were maintained separately. Cash that was not classified as restricted cash was therefore classified as unrestricted cash.

BROKERAGE COMMISSIONS AND RELATED TRANSACTION FEES AND COSTS. Prior to the completion of the termination of trading, the Partnership accrued brokerage commissions and transaction fees and costs on a half-turn basis at 80% and 100%, respectively, of the rates MS&Co. charged retail commodity customers and parties that were not clearinghouse members, respectively. Brokerage commissions and transaction fees and costs combined were capped at 13/20 of 1% per month (a maximum 7.8% annual rate) of the Partnership's Net Assets as of the last day of each month. The Partnership did not pay any brokerage commissions from September 16, 2006, through October 31, 2006, given the absence of futures interest trading during this period.

OPERATING EXPENSES. Prior to the completion of the termination of trading, the Partnership bore all operating expenses related to its trading activities. Such fees were capped at a maximum of 3/5 of 1% annually of the Partnership's average month-end Net Assets. These included filing fees, clerical, administrative, auditing, accounting, mailing, printing, and other incidental operating expenses as permitted by the Limited Partnership Agreement. In addition, the Partnership incurred a monthly management fee and could have incurred an incentive fee. Demeter bore all other operating expenses.

REDEMPTIONS. Limited partners were able to redeem some or all of their Units, at 100% of the Net Asset Value per Unit as of the last day of any month upon five business days advance notice by redemption form to Demeter.

DISTRIBUTIONS. Distributions, other than redemptions of Units, were made on a pro-rata basis at the sole discretion of Demeter. On December 15, 2008, a final distribution of Net Assets of $2,140.57 per share was distributed to unitholders of record on November 1, 2008.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of the Partnership's revenues and expenses for income tax purposes. The Partnership files U.S. federal and state tax returns. The 2005 through 2008 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

NOTES TO FINANCIAL STATEMENTS
(continued)



LITIGATION SETTLEMENT. The Partnership received notification of a preliminary entitlement to payment from the Sumitomo Copper Litigation Settlement Administrator, and the Partnership received a settlement award payment in the amount of $19,569 during November 2005. Any amounts received were accounted for in the period received, for the benefit of the limited partners at the date of receipt.

RECLASSIFICATIONS. Certain prior year amounts relating to cash balances were reclassified on the Statements of Financial Condition and Cash Flows to conform to 2007 and 2008 presentation. Certain prior year amounts relating to options on the Statements of Cash Flows and Condensed Schedules of Investments for December 31, 2007 were reclassified to conform to 2008 presentation. Such reclassifications had no impact on the Partnership's reported net income (loss).

NEW ACCOUNTING DEVELOPMENTS. In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: Level 1--quoted market prices in active markets for identical assets and liabilities; Level 2--inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (including quoted prices for similar investments, interest rates, credit risk); and Level 3--unobservable inputs for the asset or liability (including the Partnership's own assumptions used in determining the fair value of investments).

  The Partnership adopted SFAS 157 as of January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Partnership's financial statements.

  The following table summarizes the valuation of the Partnership's investments by the above SFAS 157 fair value hierarchy as of November 30, 2008:

                          QUOTED PRICES IN  SIGNIFICANT OTHER SIGNIFICANT
                         ACTIVE MARKETS FOR    OBSERVABLE     UNOBSERVABLE
                          IDENTICAL ASSETS       INPUTS          INPUTS
ASSETS                       (LEVEL 1)          (LEVEL 2)      (LEVEL 3)    TOTAL
------                   ------------------ ----------------- ------------ --------
Unrealized gain on open
 contracts                       --             $930,211          n/a      $930,211

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
The Partnership paid brokerage commissions to MS&Co. (Morgan Stanley DW, through March 31, 2007) as described in Note 1. The Partnership's cash was on deposit with Morgan Stanley DW (through March 31, 2007), MS&Co., and MSIP in futures interests trading accounts to meet margin requirements as needed.
MS&Co. (Morgan Stanley DW, through March 31, 2007) paid interest on these funds as described in Note 1.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

NOTES TO FINANCIAL STATEMENTS
(continued)



--------------------------------------------------------------------------------
3. TRADING ADVISOR
Prior to September 16, 2006, VK Capital Inc. ("VK Capital") was the trading manager to the Partnership. Effective October 9, 2006, Demeter, on behalf of the Partnership and itself, entered into a Management Agreement with Hyman Beck to make all trading decisions for the Partnership.

  Compensation by the Partnership to VK Capital (prior to September 16, 2006) and to Hyman Beck (effective November 1, 2006) consisted of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Prior to February 1, 2006, the monthly management fee was paid to VK Capital and accrued daily at a rate of 1/4 of 1% (a 3% annual rate) of the Partnership's Adjusted Net Assets, as defined in the Limited Partnership Agreement, as of the last day of each month.

  From February 1, 2006, through September 15, 2006, the monthly management fee was reduced to 1/6 of 1% (a 2% annual rate) of the Partnership's Adjusted Net Assets, as defined in the Limited Partnership Agreement, as of the last day of each month.

  No management fee was paid from September 16, 2006, through October 31, 2006, given the absence of futures interest trading during this period.

  Effective November 1, 2006, the Partnership paid to Hyman Beck a monthly management fee equal to 1/8 of 1% per month (a 1.5% annual rate) of the Partnership's Net Assets as of the opening of business on the first day of each calendar month.

  Effective November 1, 2008, no management fees were accrued by the Partnership.

INCENTIVE FEE. Prior to February 1, 2006, the Partnership paid a quarterly incentive fee to VK Capital equal to 15% of the trading profits earned by the Partnership as of the end of each calendar quarter.

  From February 1, 2006, through September 15, 2006, the quarterly incentive fee was increased to 20% of the trading profits earned by the Partnership as of the end of each calendar quarter.

  No incentive fee was paid from September 16, 2006, through October 31, 2006, given the absence of futures interest trading during this period.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

NOTES TO FINANCIAL STATEMENTS
(continued)



  Effective November 1, 2006, the Partnership paid to Hyman Beck a quarterly incentive fee equal to 20% of the trading profits earned by the Partnership as of the end of each calendar quarter. The initial incentive fee period began November 1, 2006, the date the Partnership began to receive trading advice from Hyman Beck, and continued until the end of the calendar quarter, December 31, 2006. Each subsequent incentive fee period was calculated through the end of each calendar quarter. The Partnership paid an incentive fee based upon the performance of Hyman Beck beginning November 1, 2006, without regard to any losses previously incurred by the prior trading advisor. Trading profits represented the amount by which profits from futures, options on futures and forwards, and forwards trading exceeded losses after brokerage commissions, management fees, transaction fees and costs, and administrative expenses were deducted. Such incentive fee was accrued in each month in which trading profits occurred. In those months in which trading profits were negative, previous accruals, if any, during the incentive period were reduced. In those instances in which limited partners redeemed Units, incentive fees (earned through the date of such redemptions) were paid to Hyman Beck (VK Capital, prior to September 15, 2006) on those Units redeemed in the month of such redemptions.

--------------------------------------------------------------------------------
4. FINANCIAL INSTRUMENTS
The Partnership traded Futures Interests. Futures and forwards represent contracts for delayed delivery of an instrument at a specified date and price. Risk arises from changes in the value of these contracts and the potential inability of counterparties to perform under the terms of the contracts. There are numerous factors which may significantly influence the fair value of these contracts, including interest rate volatility.

  The fair value of exchange-traded contracts is based on the settlement price quoted by the exchange on the day with respect to which fair value is being determined. If an exchange-traded contract could not have been liquidated on such day due to the operation of daily limits or other rules of the exchange, the settlement price shall be the settlement price on the first subsequent day on which the contract could be liquidated. The fair value of off-exchange-traded contracts is based on the fair value quoted by the counterparty.

  The Partnership's contracts were accounted for on a trade-date basis and marked to market on a daily basis. The Partnership accounted for its derivative investments in accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 defines a derivative as a financial instrument or other contract that has all three of the following characteristics:
(1)One or more underlying notional amounts or payment provisions;
(2)Requires no initial net investment or a smaller initial net investment than would be required relative to changes in market factors;
(3)Terms require or permit net settlement.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

NOTES TO FINANCIAL STATEMENTS
(continued)



  Generally, derivatives include futures, forward, swap or options contracts, and other financial instruments with similar characteristics such as caps, floors, and collars.

  The net unrealized gains (losses) on open contracts at November 30, 2008 (liquidation of the Partnership), and December 31, 2007, reported as a component of "Trading Equity" on the Statements of Financial Condition, and their longest contract maturities were as follows:

                         NET UNREALIZED GAINS/(LOSSES)
                              ON OPEN CONTRACTS        LONGEST MATURITIES
                         ---------------------------   -------------------
                                       OFF-                        OFF-
                         EXCHANGE-   EXCHANGE-         EXCHANGE- EXCHANGE-
       DATE               TRADED      TRADED    TOTAL   TRADED    TRADED
       ----              ---------   --------- ------- --------- ---------
                             $           $        $
       November 30, 2008    --        930,211  930,211    --     Dec. 2008
       December 31, 2007  194,416     (75,349) 119,067 Sep. 2008 Aug. 2008

  The Partnership had credit risk associated with counterparty nonperformance. As of the date of the financial statements, the credit risk associated with the instruments in which the Partnership traded was limited to the amounts reflected in the Partnership's Statements of Financial Condition.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

NOTES TO FINANCIAL STATEMENTS
(continued)



  The Partnership also had credit risk because MS&Co. MSIP, and/or MSCG acted as the futures commission merchants or the counterparties, with respect to most of the Partnership's assets. Exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled options contracts are marked to market on a daily basis, with variations in value settled on a daily basis. MS&Co. and MSIP, each acting as a commodity broker for the Partnership's exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled options contracts, were required, pursuant to regulations of the Commodity Futures Trading Commission, to segregate from their own assets, and for the sole benefit of their commodity customers, all funds held by them with respect to exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled options contracts, including an amount equal to the net unrealized gains (losses) on all open exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled options contracts, which funds, in the aggregate, totaled $10,330,615 and $14,139,575 at November 30, 2008 (liquidation of the Partnership) and December 31, 2007, respectively. With respect to the Partnership's off-exchange-traded forward currency contracts and forward currency options contracts, there were no daily settlements of variation in value, nor was there any requirement that an amount equal to the net unrealized gains (losses) on such contracts be segregated. However, the Partnership was required to meet margin requirements equal to the net unrealized loss on open forward currency contracts in the Partnership accounts with the counterparty, which was accomplished by daily maintenance of the cash balance in a custody account held at MS&Co. With respect to those off-exchange-traded forward currency contracts, the Partnership was at risk to the ability of MS&Co., the sole counterparty on all such contracts, to perform. With respect to those off-exchange-traded forward currency options contracts, the Partnership was at risk to the ability of MSCG, the sole counterparty on all such contracts, to perform. The Partnership had a netting agreement with each counterparty. These agreements, which sought to reduce both the Partnership's and the counterparties' exposure on off-exchange-traded forward currency contracts, including options on such contracts, should have materially decreased the Partnership's credit risk in the event of MS&Co.'s or MSCG's bankruptcy or insolvency.

MORGAN STANLEY DIVERSIFIED FUTURES FUND III L.P.

NOTES TO FINANCIAL STATEMENTS
(concluded)



--------------------------------------------------------------------------------
5. FINANCIAL HIGHLIGHTS

                                                FOR THE PERIOD FROM
                                                JANUARY 1, 2008 TO          FOR THE YEARS ENDED
                                                 NOVEMBER 30, 2008              DECEMBER 31,
                                                  (LIQUIDATION OF     -------------------------------
                                                 THE PARTNERSHIP)        2007       2006       2005
                                                -------------------   ---------  ---------  ---------
PER UNIT OPERATING PERFORMANCE:
NET ASSET VALUE, JANUARY 1:                         $ 1,503.20        $1,755.97  $1,672.98  $2,142.78
                                                    ----------        ---------  ---------  ---------
NET OPERATING RESULTS:
   Interest Income                                       22.25            61.81      68.64      45.35
   Expenses                                            (119.66)         (148.99)   (116.48)   (152.89)
   Realized Profit (Loss)/(1)/                          624.29          (164.61)    298.41    (293.34)
   Unrealized Profit (Loss)                             110.49            (0.98)   (167.58)    (70.19)
   Proceeds from Litigation Settlement                     --             --         --          1.27
                                                    ----------        ---------  ---------  ---------
   Income (Loss)                                        637.37          (252.77)     82.99    (469.80)
                                                    ----------        ---------  ---------  ---------
   Net Asset Value at November 30, 2008
    (prior to Distributions)                          2,140.57
   Distributions to Unitholders of Record at
    November 1, 2008                                 (2,140.57)
                                                    ----------

NET ASSET VALUE AT LIQUIDATION
 NOVEMBER 30, 2008                                  $  --
                                                    ==========
NET ASSET VALUE, DECEMBER 31:                                         $1,503.20  $1,755.97  $1,672.98
                                                                      =========  =========  =========

FOR THE PERIOD FROM JANUARY 1, 2008
 TO NOVEMBER 30, 2008, AND THE
 CALENDAR YEARS OF 2007, 2006, AND
 2005:

RATIOS TO AVERAGE NET ASSETS:
   Net Investment Loss                                    (5.7)%/(2)/    (5.2)%     (2.8)%     (6.1)%
   Expenses before Incentive Fees                          4.3 %/(2)/     7.8 %      6.5 %      8.7 %
   Expenses after Incentive Fees                           7.0 %/(2)/     8.9 %      6.7 %      8.7 %
   Net Income (Loss)                                      34.1 %/(2)/   (14.7)%      5.4 %    (28.5)%

TOTAL RETURN BEFORE INCENTIVE FEES                        45.5 %/(2)/   (13.3)%      5.1 %    (21.9)%

TOTAL RETURN AFTER INCENTIVE FEES                         42.4 %/(2)/   (14.4)%      5.0 %    (21.9)%

INCEPTION-TO-DATE-RETURN                                 114.1 %/(2)/

COMPOUND ANNUALIZED RETURN                                 4.3 %/(2)/

(1)Realized Profit (Loss) is a balancing amount necessary to reconcile the change in Net Asset Value per Unit with the other per Unit information.

(2)For the 11-month period from January 1, 2008 to November 30, 2008.

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                                 U.S. POSTAGE
                                     PAID
                                JERSEY CITY, NJ
                                PERMIT NO. 601
                    Demeter Management Corporation
                    522 Fifth Avenue, 13th Floor
                    New York, NY 10036

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